Exhibit 4.5
PREFERRED STOCK AND WARRANT PURCHASE AGREEMENT
     This PREFERRED STOCK AND WARRANT PURCHASE AGREEMENT (this “Agreement”), is dated as of April 24, 2006, and is made between ENDWAVE CORPORATION, a Delaware corporation (the “Company”), and OAK INVESTMENT PARTNERS XI, LIMITED PARTNERSHIP, a Delaware limited partnership (the “Purchaser”).
RECITALS:
     A. Whereas, the Company desires to issue and sell to the Purchaser, and the Purchaser desires to purchase from the Company, an aggregate of three hundred thousand (300,000) shares (the “Shares”) of a newly designated class of the Company’s Preferred Stock, par value one-tenth of one cent ($0.001) per share (“Preferred Stock”), entitled Series B Preferred Stock (the “Series B Preferred Stock”), at a per share price of one hundred fifty dollars ($150.00) and having a total aggregate purchase price of forty-five million dollars ($45,000,000);
     B. Whereas, the Company has filed a Certificate of Designation of Series B Preferred Stock with the Secretary of State of the State of Delaware setting forth the rights, preferences and privileges of the Series B Preferred Stock in the form attached hereto as Exhibit A (the “Certificate of Designation”); and
     C. Whereas, the Company desires to issue and sell to the Purchaser, and the Purchaser desires to purchase from the Company, a warrant to purchase an aggregate of ninety thousand (90,000) shares of Series B Preferred Stock, in the form attached hereto as Exhibit B (the “Warrant”), for a purchase price of thirty-three thousand seven hundred fifty dollars ($33,750.00).
AGREEMENT:
     In consideration of the foregoing premises and the mutual covenants contained herein, the sufficiency of which is hereby acknowledged, the parties hereby agree as follows:
SECTION 1. PURCHASE AND SALE OF PREFERRED STOCK AND WARRANT.
     1.1 Purchase and Sale.
          (a) Purchase and Sale. Subject to satisfaction of the conditions set forth herein, on the date hereof or such other date agreed to by the Purchaser and the Company (the “Closing Date”), Purchaser shall pay forty-five million dollars ($45,000,000) for the Shares and thirty-three thousand seven hundred fifty dollars ($33,750.00) for the Warrant (the “Purchase Price”) to the Company in immediately available funds by wire transfer to an account at a bank named by the Company. At the Closing, subject to the terms and conditions hereof, in exchange for the Purchase Price, the Company shall issue and sell to Purchaser three hundred thousand (300,000) shares of Series B Preferred Stock and the Warrant to purchase ninety thousand (90,000) shares of Series B Preferred Stock.

          (b) Time and Place of Closing. The closing of the purchase and sale of the Shares and the Warrant (the “Closing”) shall occur on the Closing Date. The Closing shall be held by facsimile or .pdf (with originals of the Warrant and the stock certificate and, if requested, other documents to follow).
     1.2 Closing Delivery. On the Closing Date, subject to the terms and conditions hereof:
          (a) Purchaser shall pay the applicable amount specified in Section 1.1(a) above by wire transfer of immediately available U.S. funds to an account designated in writing by the Company; and
          (b) The Company shall execute and deliver to Purchaser a stock certificate representing the Series B Preferred Stock and the Warrant.
SECTION 2. REPRESENTATIONS AND WARRANTIES OF THE COMPANY. The Company represents and warrants as of the date hereof to Purchaser that:
     2.1 Organization and Standing; Certificate of Incorporation and Bylaws. The Company has been duly incorporated and is an existing corporation in good standing under the laws of the State of Delaware, with requisite corporate power and authority to own its properties and conduct its business as presently conducted. The Company is duly qualified to do business as a foreign corporation in good standing in all other U.S. jurisdictions in which its ownership or lease of property or the conduct of its business requires such qualification, except where the failure to be so qualified would not have a material adverse effect on the condition (financial or other), business, properties or results of operations of the Company and its subsidiaries, taken as a whole (hereinafter, a “Material Adverse Effect”). The Company has made available to representatives of the Purchaser with correct and complete copies of the Certificate of Incorporation and Bylaws of the Company, both as amended and currently in effect.
     2.2 Subsidiaries. Each subsidiary of the Company has been duly incorporated and is an existing corporation in good standing under the laws of the jurisdiction of its incorporation, with corporate power and authority to own its properties and conduct its business as presently conducted. Each subsidiary of the Company is duly qualified to do business as a foreign corporation in good standing in all other U.S. jurisdictions in which its ownership or lease of property or the conduct of its business requires such qualification, except where the failure to be so qualified would not have a Material Adverse Effect; all of the issued and outstanding capital stock of each subsidiary of the Company has been duly authorized and validly issued and is fully paid and nonassessable and is owned of record by the Company.
     2.3 Capitalization.
          (a) As of the date hereof, the authorized capital stock of the Company consists of: (i) one hundred million (100,000,000) shares of common stock, par value one-tenth of one cent ($0.001) per share, of the Company (the “Common Stock”), and (ii) five million (5,000,000) shares of Preferred Stock, three hundred thousand (300,000) of which have been designated Series A Junior Participating Preferred Stock and three hundred ninety thousand (390,000) of which have been designated Series B Preferred Stock. As of April 5, 2006, eleven million three hundred seventy-one thousand seven hundred forty seven (11,371,747) shares of Common Stock were issued and outstanding. As of the date hereof, no shares of Preferred Stock are issued and outstanding, and, other than the rights issued pursuant to the Rights Agreement, dated December 5, 2005, between the Company and Computershare Trust Company, Inc. (the “Rights Agreement”) and shares of Common Stock reserved for issuance under the Company’s equity incentive plans and employee stock purchase plan, there are no outstanding options, warrants, rights (including conversion or preemptive rights and rights of first refusal), proxy or stockholder agreements, or agreements of any kind for the purchase or acquisition from the Company of any of its equity securities.
          (b) The Shares, the shares of Series B Preferred Stock issuable upon exercise of the Warrant (the “Exercise Shares”) and the shares of Common Stock issuable upon conversion of the Shares and the Exercise Shares (the “Conversion Shares” and, with the Shares, the Exercise Shares and the Warrant, the “Offered Securities”), and all outstanding shares of capital stock of the Company have been duly authorized; all outstanding shares of capital stock of the Company are, and, when the Shares have been delivered and paid for in accordance with this Agreement on the Closing Date, and, when the Exercise Shares and Conversion Shares have been delivered in accordance with the terms of the Certificate of Designation or the Warrant, as applicable, such Shares, Exercise Shares and Conversion Shares will have been, validly issued, fully paid and nonassessable. None of the Shares, Exercise Shares or Conversion Shares is subject to any preemptive right or any right of refusal.
     2.4 Governmental Consents, etc. Subject to the accuracy of the Purchaser’s representations herein, no consent, approval, authorization, or order of, or filing with, any governmental agency or body or any court is required for the consummation of the transactions contemplated by this Agreement in connection with the issuance and sale of the Offered Securities by the Company, except for the filing of a Form D with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended (the “Securities Act”), the filing of the Listing of Additional Shares Application with Nasdaq and such as may be required under state securities laws.
     2.5 Authorization. This Agreement has been duly authorized, executed and delivered by the Company. All corporate action on the part of the Company and its stockholders, directors and officers necessary for the authorization, execution and delivery of this Agreement, the performance of all the Company’s obligations hereunder and for the authorization, issuance or reservation for issuance, sale and delivery of the Offered Securities has been taken. This Agreement constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors, (ii) rules of law governing specific performance, injunctive relief and other equitable remedies, and (iii) the limitations imposed by applicable federal or state securities laws on the indemnification provisions contained in this Agreement.
     2.6 Compliance. The execution, delivery and performance of this Agreement and the issuance and sale of the Offered Securities will not result in a breach or violation of (i) any of the terms and provisions of the Certificate of Incorporation or bylaws of the Company or any of its subsidiaries, nor (ii) any of the terms and provisions of, or constitute a default under any statute, rule, regulation or order of any governmental agency or body or any court, domestic or foreign, having jurisdiction over the Company or any subsidiary of the Company or any of their properties, or any agreement or instrument to which the Company or any such subsidiary is a party or by which the Company or any such subsidiary is bound or to which any of the properties of the Company or any such subsidiary is subject (except where such breaches, violations or defaults individually or in the aggregate would not have a Material Adverse Effect or materially and adversely affect the ability of the Company to carry out its obligations hereunder). The Company has full corporate power and authority to authorize, issue and sell the Offered Securities as contemplated by this Agreement.
     2.7 Brokers or Finders. There have been no investment bankers, brokers or finders used by the Company or its affiliates in connection with the transactions contemplated by this Agreement and no persons or entities are entitled to a fee or compensation from the Company or its subsidiaries in respect thereof other than Needham & Company.
     2.8 Title to Properties; Liens. The Company and its subsidiaries have good and marketable title to all real properties and all other properties and assets owned by them that are material to the operation of the Company’s business, in each case free from liens, encumbrances and defects that would materially affect the value thereof or materially interfere with the use made or to be made thereof by them; and the Company and its subsidiaries hold any leased real or personal property that are material to the operation of the Company’s business under valid and enforceable leases with no exceptions that would materially interfere with the use made or to be made thereof by them.
     2.9 Permits. The Company and its subsidiaries possess adequate permits, licenses, regulatory approvals, certificates, or authorities issued by appropriate governmental agencies or bodies necessary to conduct the business now operated by them and have not received any notice of proceedings relating to the revocation or modification of any such permit, license, regulatory approval, certificate, or authority that, if determined adversely to the Company or any of its subsidiaries, would individually or in the aggregate have a Material Adverse Effect.
     2.10 Litigation. To the Company’s knowledge, there are no pending actions, suits or proceedings against or affecting the Company, any of its subsidiaries or any of their respective properties or any director, officer or employee (related to any such person’s services as a director, officer or employee of the Company) that, if determined adversely to the Company or any of its subsidiaries, would individually or in the aggregate have a Material Adverse Effect, or would materially and adversely affect the ability of the Company to perform its obligations under this Agreement, and, to the Company’s knowledge, no such actions, suits or proceedings are threatened. The Company has not initiated and has no plan to initiate any action, suit or proceeding that, if decided adversely to the Company, would, individually or in the aggregate, result in a Material Adverse Effect.
     2.11 SEC Documents. All statements, reports, schedules, forms and other documents required to have been filed by the Company with the SEC since January 1, 2005 (the “SEC Documents”) have been so filed. As of their respective dates (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such amendment or superseding filing): (i) each of the SEC Documents complied in all material respects with the applicable requirements of the Securities Act or the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as the case may be; and (ii) none of the SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.
     2.12 Financial Statements. The financial statements included in the SEC Documents present fairly the financial position of the Company and its consolidated subsidiaries as of the dates shown and their results of operations and cash flows for the periods shown, and such financial statements have been prepared in conformity with the generally accepted accounting principles in the United States applied on a consistent basis (except as may be indicated in the notes to such financial statements or, in the case of unaudited statements, as permitted by Form 10-Q and Form 8-K of the SEC, and except that the unaudited financial statements were subject to normal and recurring year-end adjustments which were not, or are not reasonably expected to be, individually or in the aggregate, material in amount), and complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto.
     2.13 Proprietary Rights. The Company and its subsidiaries own or possess, or can acquire on reasonable terms, sufficient legal rights to all material patents, patent rights, licenses, inventions, copyrights, know-how (including trade secrets and other unpatented and/or unpatentable propriety or confidential information, systems or procedures), trademarks, service marks and trade names currently employed by them in connection with the business now operated by them and neither the Company nor any of its subsidiaries has received any notice of, nor has any knowledge of, nor is aware of any facts that would constitute the reasonable basis for any claim of infringement of or conflict with asserted rights of others with respect to any of the foregoing that, individually or in the aggregate, if the subject of an unfavorable decision, ruling or finding, would have a Material Adverse Effect.
     2.14 No Sale or Offering. Neither the Company nor any affiliate (as defined in Rule 501(b) of Regulation D under the Securities Act) (an “Affiliate”) of the Company has, directly, or through any agent, (a) sold, offered for sale, solicited any offers to buy or otherwise negotiated in respect of, any security (as defined in the Securities Act) which is or will be integrated with the sales of the Offered Securities in a manner that would require the registration under the Securities Act of the Offered Securities; or (b) offered, solicited offers to buy or sold the Offered Securities in any form of general solicitation or general advertising (as those terms are used in Regulation D under the Securities Act) or in any manner involving a public offering within the meaning of Section 4(2) of the Securities Act; and the Company will not engage in any of the actions described in subsections (a) and (b) of this paragraph.
     2.15 Offering. Subject to the accuracy of the Purchaser’s representations herein and in the Warrant, it is not necessary in connection with the offer, sale and delivery of the Offered Securities to the Purchaser in the manner contemplated by this Agreement to register the offer and sale of the Offered Securities under the Securities Act.
     2.16 Anti-Dilution. The issuance of the Offered Securities, neither individually nor in the aggregate, constitute an anti-dilution event for any existing securityholders of the Company, pursuant to which such securityholders would be entitled to additional securities or a reduction in the applicable conversion price or exercise price of any securities due to any issuance proposed to be conducted hereunder.
     2.17 Registrable Securities. As of the date hereof, assuming the Registrable Securities (as herein after defined) were issued as of the date hereof, the Company satisfies the requirements for use of Form S-3 for registration of the resale of the Registrable Securities by the Holders (as hereinafter defined).
     2.18 Application of Takeover Protections. The transactions contemplated by this Agreement, including without limitation, the Company’s issuance of the Offered Securities and the Purchaser’s ownership of the Offered Securities, have been approved by the Company’s Board of Directors within the meaning of Section 203 of the Delaware General Corporation Law.
     2.19 Rights Agreement. Assuming the accuracy of the Purchaser’s representations in Section 3.7 of this Agreement (i) the Purchaser is not intended to be nor will the Purchaser be deemed to be an Acquiring Person within the meaning of the Rights Agreement solely because of the acquisition of the Offered Securities pursuant to this Agreement (or exercise of the Warrant or conversion of the Shares, as applicable) and (ii) the acquisition of the Offered Securities alone pursuant to this Agreement, shall not, under any circumstances, trigger a Distribution Date within the meaning of the Rights Agreement. As of the date hereof, no beneficial owner of the Company’s Common Stock is an Acquiring Person under the Rights Agreement, and no Distribution Date has been triggered thereunder.
SECTION 3. REPRESENTATIONS AND WARRANTIES OF THE PURCHASER. Purchaser hereby represents and warrants to the Company, as of the date hereof, as follows:
     3.1 Organization and Standing. Purchaser is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and has all requisite limited partnership power and authority to consummate the transactions contemplated hereby. Oak Associates XI, LLC (the “General Partner”) is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and has all requisite corporate power and authority to consummate the transactions contemplated hereby. The General Partner has the power and authority to execute and deliver this Agreement on behalf of Purchaser.
     3.2 Authorization. Purchaser has full limited partnership power and authority to execute and deliver this Agreement and to perform its obligations hereunder. This Agreement constitutes the legal, valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms, subject to (a) laws of general application relating to bankruptcy, insolvency and the relief of debtors, (b) rules of law governing specific performance, injunctive relief and other equitable remedies, and (c) the limitations imposed by applicable federal or state securities laws on the indemnification provisions contained in this Agreement.
     3.3 Compliance. The execution, delivery and performance of this Agreement, and the purchase and acceptance of the Offered Securities by Purchaser will not result in a breach or violation of any of the terms and provisions of, or constitute a default under any statute, rule, regulation or order of any governmental agency or body or any court, domestic or foreign, having jurisdiction over Purchaser or any subsidiary of Purchaser or any of their properties, or any material agreement or instrument to which Purchaser or any such subsidiary is a party or by which Purchaser or any such subsidiary is bound or to which any of the properties of Purchaser or any such subsidiary is subject, or the certificate of limited partnership, partnership agreement, and other organizational documents of Purchaser or any such subsidiary (except where any such breaches, violations or defaults individually or in the aggregate would not have a material adverse effect on Purchaser’s ability to perform this Agreement).
     3.4 Investment Representations.
          (a) Investment Experience and Intent. Purchaser and General Partner are sophisticated in transactions of this type and capable of evaluating the merits and risks of the transactions described herein and have the capacity to protect their own interests. Purchaser has not been formed solely for the purpose of entering into the transactions described herein and is acquiring the Offered Securities for investment for its own account, not as a nominee or agent, and not with the view to, or for resale, distribution thereof, in whole or in part.
          (b) Restrictions on Transfer. Purchaser has not and does not intend to enter into any contract, undertaking, agreement or arrangement with any person or entity to sell, transfer or pledge the Series B Preferred Stock, other than a sale, transfer or pledge to an affiliate, partner or former partner of Purchaser in compliance with the Securities Act.
          (c) Accredited Investor. Purchaser acknowledges its understanding that the Company intends to sell the Offered Securities pursuant to a private placement exempt from registration under the Securities Act. In furtherance thereof, Purchaser represents and warrants that it is an “accredited investor” as that term is defined in Rule 501 of Regulation D under the Securities Act, has the financial ability to bear the economic risk of its investment, has adequate means for providing for its current needs and personal contingencies and has no need for liquidity with respect to its investment in the Company. The Purchaser further represents and warrants that the General Partner is an “accredited investor” as that term is defined in Rule 501 of Regulation D under the Securities Act.
          (d) Limitations on Disposition. Purchaser agrees that it shall not sell or otherwise transfer any of the Offered Securities without registration under the Securities Act, pursuant to Rule 144 (or any successor rule) under the Securities Act or pursuant to an opinion of counsel reasonably satisfactory to the Company that no violation of the Securities Act will be involved in such transfer. Purchaser fully understands that Offered Securities have not been registered under the Securities Act or under the securities laws of any applicable state or other jurisdiction and, therefore, cannot be resold, pledged, assigned or otherwise disposed of unless subsequently registered under the Securities Act and under the applicable securities laws of such states or jurisdictions or an exemption from such registration is available. Purchaser understands that the Company is under no obligation to register the Offered Securities on its behalf with the exception of certain registration rights set forth herein. Purchaser understands the lack of liquidity and restrictions on transfer of the Offered Securities and that this investment is suitable only for a person or entity of adequate financial means that has no need for liquidity of this investment and that can afford a total loss of its investment.

          (e) Residence. The office or offices of Purchaser in which its investment decision was made is located at the address of Purchaser set forth in Section 10 hereto.
     3.5 Proceedings. There is no legal, administrative, arbitration or other action or proceeding or governmental investigation pending, or to the knowledge of Purchaser threatened, against Purchaser that challenges the validity or performance of this Agreement or which, if successful, could hinder or prevent Purchaser from performing its obligations hereunder.
     3.6 Brokers or Finders. There have been no investment bankers, brokers or finders used by Purchaser or its affiliates in connection with the transactions contemplated by this Agreement and no persons or entities are entitled to a fee or compensation in respect thereof.
     3.7 Ownership. Neither the Purchaser, nor any of its affiliated funds, “owns” (as defined in Section 203 of the Delaware General Corporation Law) any interest in any securities of the Company other than by virtue of this Agreement to purchase the Offered Securities.
SECTION 4. CONDITIONS OF THE OBLIGATIONS OF THE PURCHASERS. The obligations of the Purchaser to purchase and pay for the Shares and the Warrant on the Closing Date will be subject to the satisfaction, or waiver by Purchaser, of each of the conditions below:
     4.1 Representations, Warranties, Covenants. The representations and warranties of the Company herein must be correct and complete on the Closing Date and the Company must have performed or complied with all of its obligations, covenants, agreements and conditions hereunder required to be performed on or prior to the Closing Date, each in all material respects.
     4.2 Blue Sky. The Company must have obtained all necessary “blue sky” law permits and qualifications, or have the availability of exemptions therefrom, required by any state for the offer and sale of the Offered Securities.
     4.3 Authorizations. All authorizations, approvals or permits, if any, of any governmental authority or regulatory body that are required in connection with the lawful issuance and sale of the Shares and the Warrant pursuant to this Agreement have been duly obtained and must be effective as of the Closing. Specifically, the Company must have received confirmation by NASDAQ that the consummation of the transaction contemplated by this Agreement does not require stockholder approval or otherwise breach applicable Nasdaq rules.
     4.4 Certificate of Designation. The Company must have filed the Certificate of Designation with the Secretary of State of the State of Delaware.
     4.5 Certificate, Warrant. The Company must execute and deliver to Purchaser: (i) a certificate representing the Shares, (ii) a customary certificate from the secretary of the Company satisfactory to Purchaser and (iii) the Warrant.
     4.6 Company Counsel Legal Opinion. Purchaser must have received a customary opinion, dated the Closing Date, from Cooley Godward LLP, counsel for the Company, reasonably acceptable to Purchaser.

     4.7 Compliance Certificate. Purchaser must have received a certificate, dated the Closing Date, of an officer of the Company in which such officer shall state that: the representations and warranties of the Company in Section 2 of this Agreement are correct in all material respects and the Company has complied in all material respects with all agreements and satisfied in all material respects all conditions on its part that are required to be performed or satisfied hereunder at or prior to the Closing Date.
SECTION 5. CONDITIONS OF THE OBLIGATIONS OF THE COMPANY. The obligations of the Company to sell the Shares and the Warrant on the Closing Date to Purchaser will be subject to the satisfaction, or waiver by the Company, of the following conditions:
     5.1 Representations, Warranties, Obligations. The representations and warranties of Purchaser herein must be correct and complete on the Closing Date and Purchaser must have performed all of its obligations hereunder required to be performed prior to the Closing Date.
     5.2 Authorizations. All authorizations, approvals or permits, if any, of any governmental authority or regulatory body that are required in connection with the lawful issuance and sale of the Shares and the Warrant pursuant to this Agreement have been duly obtained and must be effective as of the Closing. Specifically, the Company must have received confirmation by NASDAQ that the consummation of the transaction contemplated by this Agreement does not require stockholder approval or otherwise breach applicable Nasdaq rules.
SECTION 6. REGISTRATION OF THE REGISTRABLE SECURITIES; COMPLIANCE WITH THE SECURITIES ACT.
     6.1 Registration Procedures. The Company is obligated to do the following:
          (a) The Company shall prepare and file with the SEC by March 16, 2007, one or more registration statements (the “Registration Statement(s)”) in order to register with the SEC the resale by the Holders (as defined below), from time to time, of the Registrable Securities (as defined below) (other than Registrable Securities issuable upon conversion of the Series B Preferred Stock issuable upon exercise of any unexercised Warrant, unless applicable rules and regulations permit such Registrable Securities to be included in such registration without naming the holder of such Warrant as an underwriter of such registration) through NASDAQ or the facilities of any national securities exchange on which the Company’s Common Stock is then traded, or in privately negotiated transactions. The Company shall use its best efforts to cause such Registration Statement(s) to be declared effective on or prior to the Lock-up Expiration Date, as defined below. The Company shall promptly notify the Holders of the effectiveness of the Registration Statement(s). The holders of Registrable Securities (including Purchaser’s permitted transferees hereunder) are referred to herein as the “Holders.” “Registrable Securities” shall mean (i) the Conversion Shares and (ii) Common Stock issued as (or issuable upon the conversion of exercise of any warrant, right or other security that is issued as) a dividend or other distribution with respect to, or in exchange for or in replacement of, the Shares, the Exercise Shares or the Conversion Shares. The Company agrees to use its best efforts to keep such Registration Statement(s) effective until all Registrable Securities registered thereunder cease to be “Registrable Securities,” which occurs on the earlier of (A) the date that such securities are sold pursuant to the Registration Statement(s), or (B) such time that all

Registrable Securities registered thereunder held by a Holder can be sold pursuant to Rule 144(k) under the Securities Act (and the Company has provided an opinion of counsel to such effect reasonably acceptable to the Holder of such Registrable Securities). Each Holder shall provide the Company such information in writing as is reasonably requested to enable the Company and its counsel to ascertain whether or not the Holder is eligible to sell the Registrable Securities pursuant to Rule 144 of the Securities Act.
          (b) The Company shall prepare, and as soon as practicable but in no event later than the later of (i) the date which is 30 days after the exercise date of all or any portion of the Warrant if Form S-3 is available for such registration and 60 days after the exercise date of all or any portion of the Warrant if Form S-3 is unavailable for such registration and (ii) March 16, 2007, file with the SEC an additional Registration Statement (or a supplement or amendment to an existing registration statement) covering the resale of all of the Registrable Securities related to the exercised Warrant. The Company shall use its best efforts to have each such additional Registration Statement declared effective by the SEC as soon as practicable and to keep such Registration Statement effective until all Registrable Securities cease to be “Registrable Securities” as described in Section 6.1(a).
          (c) The Company shall prepare and file with the SEC (i) such amendments and supplements to any Registration Statement(s) and the prospectus used in connection therewith, and (ii) such other filings required by the SEC, in each case as may be necessary to keep the Registration Statement(s) continuously effective and not misleading until the earlier of (A) the date that the holders of Registrable Securities have completed the distribution related to the Registrable Securities, or (B) such time that there are no longer any Registrable Securities outstanding; provided, however, that at any time, upon written notice to the Purchaser and for a period not to exceed fifteen (15) calendar days thereafter (the “Suspension Period”), the Company may delay the filing or effectiveness of any Registration Statement(s) or suspend the use or effectiveness of any Registration Statement(s) (and the Holders hereby agree not to offer or sell any Registrable Securities pursuant to such Registration Statement(s) during the Suspension Period) if the Company reasonably believes that the Company may, in the absence of such delay or suspension hereunder, be required under state or federal securities laws to disclose any corporate development the disclosure of which could reasonably be expected to have an adverse effect upon the Company, its stockholders, a potentially significant transaction or event involving the Company, or any negotiations, discussions, or proposals directly relating thereto. The Company may extend the Suspension Period for an additional consecutive fifteen (15) calendar days upon written notice to the Holders. The Company agrees to use its commercially reasonable efforts to ensure that the Suspension Period is kept to a minimum number of days. If so directed by the Company, each Holder shall use its best efforts to deliver to the Company (at the Company’s expense) all copies, other than permanent file copies then in such Holder’s possession, of the prospectus relating to such Registrable Securities current at the time of receipt of such notice.
          (d) The Company shall furnish to the Holders such number of copies of a prospectus, including a preliminary prospectus, in conformity with the requirements of the Securities Act, and such other documents as they may reasonably request in order to facilitate the disposition of Registrable Securities owned by them.

          (e) The Company shall use its best efforts to register and qualify the securities covered by such Registration Statement(s) under such other securities or Blue Sky laws of such domestic jurisdictions as shall be reasonably requested by a Holder; provided that the Company shall not be required in connection therewith or as a condition thereto to qualify to do business or to file a general consent to service of process in any such states or domestic jurisdictions, unless the Company is already subject to service in such jurisdiction and except as required by the Securities Act.
          (f) The Company shall notify each Holder whose Registrable Securities are covered by such Registration Statement(s) at any time when a prospectus relating thereto is required to be delivered under the Securities Act of the happening of any event as a result of which the prospectus included in such Registration Statement(s), as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing. The Company shall use reasonable efforts to promptly amend or supplement such prospectus in order to cause such prospectus not to include any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing.
          (g) The Company shall use commercially reasonable efforts to cause all such Registrable Securities registered pursuant hereunder to be listed on NASDAQ and/or each other securities exchange on which similar securities issued by the Company are then listed.
     6.2 Transfer of Securities. Each holder of the Series B Preferred Stock and each Holder, severally and not jointly, agrees that it will not effect any disposition of the Offered Securities that would constitute a sale within the meaning of the Securities Act, unless:
          (a) (i) pursuant to a Registration Statement(s) then in effect covering such disposition, if such disposition is made in accordance with such Registration Statement(s); or (ii) such Holder shall have notified the Company of the proposed disposition and shall have furnished the Company with a reasonably detailed statement of the circumstances surrounding the proposed disposition, and if reasonably requested by the Company, such Holder shall have furnished the Company with an opinion of counsel, reasonably satisfactory to the Company, or other evidence, reasonably satisfactory to the Company, that such disposition will not require registration of such Registrable Securities under the Securities Act; and
          (b) the Company is given written notice prior to said transfer or assignment, stating the name and address of the transferee or assignee and identifying the Registrable Securities that are intended to be transferred or assigned and (y) the transferee or assignee of such rights delivers to the Company, in a form reasonably acceptable to the Company, an agreement evidencing the assumption of all of the rights and obligations of such Holder under this Agreement, including the obligations set forth in Section 9.4, if applicable to the transferred Registrable Securities, and Section 9.3; provided, it is agreed that this Section 6.2(b) will not apply to dispositions of Registrable Securities pursuant to and in accordance with a Registration Statement(s) (or other registration statement declared effective under the Securities Act) or dispositions of Registrable Securities pursuant to and in compliance with Rule 144.

     6.3 Legends. Each certificate representing Offered Securities shall (unless otherwise permitted by the provisions of the Agreement) be stamped or otherwise imprinted with a standard legend regarding restrictions under applicable securities laws and the lock-up provisions described in Section 9.4.
     6.4 Expenses of Registration. Except as specifically provided herein, all expenses incurred by the Company in complying with Section 6 hereof, including, all registration and filing fees, printing expenses, fees and disbursements of counsel for the Company, reasonable and actual fees and expenses of one counsel to the Holders (not to exceed seven thousand five hundred dollars ($7,500) unless such registration is on Form S-1, is an underwritten offering or there are other unanticipated circumstances), blue sky fees and expenses, fees and the expense of any special audits incident to or required by any such registration (but excluding the compensation of regular employees of the Company which shall be paid in any event by the Company) (collectively, the “Registration Expenses”) shall be borne by the Company. All underwriting discounts and brokerage/selling commissions applicable to a sale incurred in connection with any registrations hereunder shall be borne by the holders of the securities so registered pro rata on the basis of the number of shares registered for resale. The Holders shall also be responsible, on a pro rata basis, for paying legal expenses of counsel to the Holders which are not Registration Expenses pursuant to this Section 6.4.
     6.5 Indemnification. In the event any Registrable Securities are included in a registration statement under this Section 6.
          (a) The Company will indemnify and hold harmless each Holder, the partners, officers and directors of each Holder, any underwriter (as defined in the Securities Act) for such Holder and each person, if any, who controls such Holder or underwriter within the meaning of the Securities Act or the Exchange Act, against any losses, claims, damages, or liabilities (joint or several) to which they may become subject under the Securities Act, the Exchange Act or other federal or state law, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any of the following statements, omissions or violations (collectively a “Violation”): (i) any untrue statement or alleged untrue statement of a material fact contained in such registration statement, including any preliminary prospectus or final prospectus contained therein or any amendments or supplements thereto, (ii) the omission or alleged omission to state therein a material fact required to be stated therein, or necessary to make the statements therein not misleading, or (iii) any violation or alleged violation by the Company of the Securities Act, the Exchange Act, any state securities law or any rule or regulation promulgated under the Securities Act, the Exchange Act or any state securities law in connection with the offering covered by such registration statement; and the Company will pay as incurred to each such Holder, partner, officer, director, underwriter or controlling person for any legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability or action; provided, however, that the indemnity agreement contained in this Section 6.5 shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the consent of the Company, which consent shall not be unreasonably withheld, nor shall the Company be liable in any such case for any such loss, claim, damage, liability or action to the extent that it arises out of or is based upon a Violation which occurs in reliance upon and in conformity with written information furnished specifically for use in connection with such registration by such Holder, partner, officer, director, underwriter or controlling person of such Holder.
          (b) Each Holder will, if Registrable Securities held by such Holder are included in the securities as to which registration, qualifications or compliance is being effected, indemnify and hold harmless the Company, each of its directors, its officers and each person, if any, who controls the Company within the meaning of the Securities Act, any underwriter and any other Holder selling securities under such registration statement or any of such other Holder’s partners, directors or officers or any person who controls such Holder, against any losses, claims, damages or liabilities (joint or several) to which the Company or any such director, officer, controlling person, underwriter or other such Holder, or partner, director, officer or controlling person of such other Holder may become subject under the Securities Act, the Exchange Act or other federal or state law, insofar as such losses, claims, damages or liabilities (or actions in respect thereto) arise out of or are based upon any Violation, in each case to the extent (and only to the extent) that such Violation occurs in reliance upon and in conformity with written information furnished by such Holder specifically for use in connection with such registration; and each such Holder will pay as incurred any legal or other expenses reasonably incurred by the Company or any such director, officer, controlling person, underwriter or other person registering shares under such registration, or partner, officer, director or controlling person of such other person registering shares under such registration in connection with investigating or defending any such loss, claim, damage, liability or action; provided, however, that the indemnity agreement contained in this Section 6.5 shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the consent of such Holder, which consent shall not be unreasonably withheld; provided further, that in no event shall any indemnity under this Section 6.5 exceed the net proceeds from sale of Registrable Securities pursuant to the Registration Statement received by such Holder (i.e., gross proceeds less discounts and commissions).
          (c) Promptly after receipt by an indemnified party under this Section 6.5 of notice of the commencement of any action (including any governmental action), such indemnified party will, if a claim in respect thereof is to be made against any indemnifying party under this Section 6.5, deliver to the indemnifying party a written notice of the commencement thereof and the indemnifying party shall have the right to participate in, and, to the extent the indemnifying party so desires, jointly with any other indemnifying party similarly noticed, to assume the defense thereof with counsel mutually satisfactory to the parties; provided, however, that an indemnified party shall have the right to retain its own counsel, with the reasonable and actual fees and expenses to be paid by the indemnifying party, if representation of such indemnified party by the counsel retained by the indemnifying party would be inappropriate due to actual or potential differing interests between such indemnified party and any other party represented by such counsel in such proceeding. The failure to deliver written notice to the indemnifying party within a reasonable time of the commencement of any such action, if materially prejudicial to its ability to defend such action, shall relieve such indemnifying party of any liability to the indemnified party under this Section 6.5, but the omission so to deliver written notice to the indemnifying party will not relieve it of any liability that it may have to any indemnified party otherwise than under this Section 6.5.

          (d) If the indemnification provided for in this Section 6.5 is held by a court of competent jurisdiction to be unavailable to an indemnified party with respect to any losses, claims, damages or liabilities referred to herein, the indemnifying party, in lieu of indemnifying such indemnified party thereunder, shall to the extent permitted by applicable law contribute to the amount paid or payable by such indemnified party as a result of such loss, claim, damage or liability in such proportion as is appropriate to reflect the relative fault of the indemnifying party on the one hand and of the indemnified party on the other in connection with the Violation(s) that resulted in such loss, claim, damage or liability, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and of the indemnified party shall be determined by a court of law by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission to state a material fact relates to information supplied by the indemnifying party or by the indemnified party and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission; provided, that in no event shall any contribution by a Holder hereunder exceed the net proceeds from sale of Registrable Securities pursuant to the Registration Statement received by such Holder (i.e., gross proceeds less discounts and commissions).
          (e) The obligations of the Company and the Holders under this Section 6.5 shall survive completion of any offering of Registrable Securities in a registration statement and the termination of this Agreement. No indemnifying party, in the defense of any such claim or litigation, shall, except with the consent of each indemnified party, consent to entry of any judgment or enter into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.
     6.6 Agreement to Furnish Information. In connection with a registration in which a Holder is participating, such Holder agrees to execute and deliver such other agreements as may be reasonably requested by the Company or the underwriter. In addition, if requested by the Company or the representative of the underwriters of Common Stock (or other securities) of the Company, each Holder shall provide, within ten (10) calendar days of such request, such information related to such Holder as may be required by the Company or such representative in connection with the completion of any public offering of the Company’s securities pursuant to a registration statement filed under the Securities Act.
     6.7 Rule 144 Reporting. With a view to making available to the Holder the benefits of certain rules and regulations of the SEC which may permit the sale of the Registrable Securities to the public without registration, the Company agrees to use commercially reasonable efforts to:
          (a) Make and keep public information available, as those terms are understood and defined in Rule 144 of the Securities Act or any similar or analogous rule promulgated under the Securities Act;
          (b) File with the SEC, in a timely manner, all reports and other documents required of the Company under the Exchange Act; and

          (c) So long as a Holder owns any Registrable Securities, furnish to such Holder forthwith upon request: a written statement by the Company as to its compliance with the reporting requirements of said Rule 144 of the Securities Act, and of the Exchange Act (at any time after it has become subject to such reporting requirements); a copy of the most recent annual or quarterly report of the Company; and such other reports and documents as a Holder may reasonably request in availing itself of any rule or regulation of the SEC allowing it to sell any such securities without registration.
     6.8 S-3 Eligibility. The Company will use commercially reasonable efforts to meet the requirements for the use of Form S-3 for registration of the resale by the Holders of the Registrable Securities. The Company will use commercially reasonable efforts to file all reports required to be filed by the Company with the SEC in a timely manner and take all other reasonably necessary action so as to maintain such eligibility for the use of Form S-3.
     6.9 Restrictions on Transfer of Section 6 Rights and Obligations. In addition to the requirements of Section 6.2 hereof, the rights and obligations of a Holder under this Section 6 may be transferred or assigned by a Holder only (i) to a transferee or assignee of not less than one million (1,000,000) Registrable Securities (as presently constituted and subject to subsequent adjustments for stock splits, stock dividends, reverse stock splits, and the like) or (ii) by a Holder (A) that is a partnership to its partners or former partners in accordance with partnership interests, (B) that is a limited liability company to its members or former members in accordance with their interest in the limited liability company, (C) that is a corporation to its majority owned subsidiaries or affiliates or (D) that is an individual to the Holder’s family member or trust for the benefit of Holder or his or her family members or an entity whose equity owners consist solely of the Holder and his or her family members; provided that in all instances (x) the Company is given written notice prior to said transfer or assignment, stating the name and address of the transferee or assignee and identifying the Registrable Securities that are intended to be transferred or assigned and (y) the transferee or assignee of such rights delivers to the Company, in a form reasonably acceptable to the Company, an agreement evidencing the assumption of all of the rights and obligations of such Holder under this Agreement, including the obligations set forth in Section 9.4, if applicable to the transferred Registrable Securities, and Section 9.3.
SECTION 7. TAX REPORTING COVENANT. The parties agree that the Shares and Exercise Shares will be treated as other than preferred stock for purposes of Internal Revenue Code of 1986, as amended, Section 305(b)(4) (“IRC 305(b)(4)”). Accordingly, the parties agree that no amount shall be currently includable in the income of a Holder by reason of IRC 305(b)(4). The parties agree to report the tax consequences of the Shares and the Exercise Shares consistent with this treatment.
SECTION 8. COVENANTS OF THE COMPANY.
     8.1 Appointed Director Nominated by Purchaser. The Company hereby agrees to cooperate in electing an individual nominated by Purchaser (hereinafter “Appointed Director”) (pursuant to Board of Director election rights set forth in the Certificate of Designation) to the Board of Directors, either through appointment by the Board of Directors or through a meeting of the holders of Shares, as long as Purchaser or its affiliated funds are the holders of all outstanding shares of Series B Preferred Stock at the time of such nomination. Upon such election to the Company’s Board of Directors, the Company hereby agrees to do the following (in addition to the automatic grant of a stock option pursuant to the Company’s 2000 Non-Employee Directors’ Stock Option Plan ):
          (a) To add the Appointed Director as a covered person under the Company’s director and officer insurance policy with the same coverage and treatment as the Company’s other non-employee directors; and
          (b) To enter into an indemnity agreement with the Appointed Director in the form filed as an exhibit to the Company’s Annual Report on Form 10-K.
     8.2 Rights Agreement Covenant. If the Purchaser (or any transferee or successor in interest to the Purchaser that acquires Series B Preferred Stock or the Warrant from Purchaser or a transferee thereof) converts its Series B Preferred Stock into shares of Common Stock following a Distribution Date and before the earlier of the Redemption Date or the Final Expiration Date (as such terms are defined in the Rights Agreement), the Company agrees (i) to issue to such person, effective immediately upon such conversion, an appropriate number of Rights and Right Certificates (as such terms are defined in the Rights Agreement) such that Purchaser shall be treated in a manner substantially consistent and proportionate (based on number of shares of Common Stock held on an as-converted basis) with holders of Common Stock as of the Distribution Date (other than the Acquiring Person (as such term is defined in the Rights Agreement) and other persons identified in the second paragraph of Section 11(a)(ii) of the Rights Agreement who, by virtue of such section, hold Rights that are null and void) (“Proportionate Treatment”) and (ii) to otherwise take such action reasonably requested by Purchaser (including, without limitation, using commercially reasonable efforts to amend the Rights Agreement) such that such persons will receive Proportionate Treatment.
SECTION 9. COVENANTS OF THE PURCHASER AND HOLDERS.
     9.1 [INTENTIONALLY OMITTED.]
     9.2 Public Disclosure. The Company and the Purchaser agree that, as soon as practicable after the Closing, the Company shall disclose the terms of this Agreement pursuant to a Form 8-K and a press release, each in form that complies with any applicable securities laws. The press release shall be in a form that is reasonably acceptable to both the Company and the Purchaser.
     9.3 Prohibition on Use of Insider Information. Each Purchaser and Holder understands that federal and state securities laws prohibit trading in the Company’s securities while such Purchaser or Holder is in the possession of “material nonpublic information” concerning the Company and/or its affiliates. Each Purchaser represents that it has been advised by its counsel of such laws and the consequences of breaking such laws. The Purchaser and each Holder covenant not to enter into any transactions that would violate applicable securities laws.
     9.4 Lock-up Period. The Purchaser and each Holder hereby agree that from the date hereof and until the expiration dates described below, such Purchaser or Holder will not (i) offer,

sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any Offered Securities, or (ii) enter into a transaction that would have the same effect, or (iii) enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of the Offered Securities, whether any such aforementioned transaction is to be settled by delivery of the Offered Securities or other securities, in cash or otherwise, or (iv) publicly disclose the intention (x) to make any such offer, sale, pledge or disposition (other than actions taken by the Holders in connection with the filing of the Registration Statement(s) by the Company), or (y) to enter into any such transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of the Company. The foregoing sentence shall expire with respect to 25% of the total number of Offered Securities (allocated pro rata among the Conversion Shares issuable upon conversion of the Shares and the Conversion Shares issuable upon conversion of the Exercise Shares) on each of October 24, 2007, January 24, 2008, April 24, 2008, and July 24, 2008, and shall expire in its entirety upon the earliest to occur of (1) a Liquidation (as such term is defined in the Certificate of Designation) or (2) the date of a Price-Based Automatic Conversion (as such term is defined in the Certificate of Designation) (the first date of expiration of the lock-up period described herein is referred to as the “Lock-up Expiration Date”).
     9.5 Standstill. At any time following the date of this Agreement and until the two year anniversary of the Closing Date, except with the prior written consent of the Company, the Purchaser, on its own behalf and that of its affiliated funds, shall not acquire any additional shares of Common Stock the Company (or rights or options therefor), except pursuant to this Agreement, the exercise of its Warrant or conversion of the Series B Preferred Stock.
SECTION 10. NOTICES. All communications hereunder will be in writing and, (a) if sent to Purchaser, will be mailed, delivered or faxed and confirmed to Oak Investment Partners XI, Limited Partnership, 525 University Avenue, Suite 1300, Palo Alto, CA 94301, Attention: Bandel L. Carano and Virginia Eddington; with a copy to Hughes & Luce, LLP, 1717 Main Street, Suite 2800, Dallas, TX 75201, fax number (214) 939-5849, Attention: Benjamin D. Nelson, (b) if sent to any Holder, will be mailed, delivered or faxed and confirmed to such Holder’s address as set forth on the written notice delivered to the Company pursuant to Section 6.2(b) of this Agreement, with a copy to Oak Investment Partners XI, Limited Partnership, 525 University Avenue, Suite 1300, Palo Alto, CA 94301, Attention: Bandel L. Carano and Virginia Eddington; with a copy to Hughes & Luce LLP, 1717 Main Street, Suite 2800, Dallas, TX 75201, fax number (214) 939-5849, Attention: Benjamin D. Nelson, and (c) if sent to the Company, will be mailed, delivered or faxed and confirmed to it at 776 Palomar Avenue, Sunnyvale, CA 94085, fax number (408) 522-3102, Attention: Brett Wallace, Chief Financial Officer, with a copy to Cooley Godward LLP, 101 California Street, 5th Floor, San Francisco, CA 94111-5800, fax number (415) 693-2222, Attention: Jodie Bourdet.
SECTION 11. EXPENSES. The Company, on the one hand, and Purchaser, on the other hand, are each responsible for its own expenses associated with the purchases and sales of the Series B Preferred Stock pursuant to the terms of this Agreement; provided, that the Company will pay, on the Closing Date, the reasonable legal fees and expenses of Hughes & Luce LLP and Wilson Sonsini Goodrich & Rosati, legal counsel to the Purchaser, not expected to exceed forty thousand dollars ($40,000).

SECTION 12. AMENDMENT AND WAIVER. Except as otherwise expressly provided, this Agreement may be amended, waived, discharged or terminated only upon the written consent of the Company and the Holders of a majority of the Registrable Securities then outstanding (assuming conversion of all outstanding shares of Series B Preferred Stock). Each such amendment, waiver, discharge or termination effected in accordance with this paragraph shall be binding upon each Holder and each future holder of all such securities of Holder. Each Holder acknowledges that by the operation of this paragraph, the Holders of a majority of the Registrable Securities (assuming conversion of all outstanding shares of Series B Preferred Stock) will have the right and power to diminish or eliminate all rights of such Holder under this Agreement.
SECTION 13. SUCCESSORS. This Agreement will inure to the benefit of and be binding upon the parties hereto and their respective successors and no other person will have any right or obligation hereunder.
SECTION 14. COUNTERPARTS; FACSIMILE EXECUTION. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all such counterparts shall together constitute one and the same Agreement. The parties may execute this agreement by facsimile or .pdf, and will, at the request of the other party, deliver original signature pages.
SECTION 15. SURVIVAL. The representations, warranties, covenants and agreements made in this Agreement shall survive any investigation made by any party hereto and the Closing.
SECTION 16. WAIVER OF CONFLICTS. Purchaser acknowledges that Cooley Godward llp (“Cooley Godward”), outside corporate counsel to the Company, may have in the past performed and is or may now or in the future represent Purchaser or its affiliates in matters unrelated to the transactions contemplated by this Agreement (the “Financing”), including representation of the Purchaser or its affiliates in matters of a similar nature to the Financing. The applicable rules of professional conduct require that Cooley Godward inform the Purchaser of this representation and obtain its consent. Cooley Godward has served as outside corporate counsel to the Company and has negotiated the terms of the Financing solely on behalf of the Company. The Company and the Purchaser hereby (a) acknowledge that they have had an opportunity to ask for and have obtained information relevant to such representation, including disclosure of the reasonably foreseeable adverse consequences of such representation; (b) acknowledge that with respect to the Financing, Cooley Godward has represented solely the Company, and not any Purchaser or any stockholder, director or employee of the Company or any Purchaser; and (c) give their informed consent to Cooley Godward’s representation of the Company in the Financing.
SECTION 17. APPLICABLE LAW AND VENUE. This Agreement shall be governed by, and construed in accordance with, the laws of the State of California, without regard to principles of conflicts of laws. Any dispute under this Agreement that is not settled by mutual consent shall be finally adjudicated by any federal or state court sitting in Santa Clara County, California, and each party consents to the exclusive jurisdiction of such courts (or any appellate court therefrom) over any such dispute. Each party further consents to personal jurisdiction in the courts mentioned in the prior sentence. In the event that any suit or action is instituted to enforce any provision in this Agreement, the prevailing party in such dispute shall be entitled to recover from the losing party all fees, costs and expenses of enforcing any right of such prevailing party under or with respect to this Agreement, including without limitation, such reasonable fees and expenses of attorneys and accountants, which shall include, without limitation, all fees, costs and expenses of appeals.
[Signature Page Follows]

In Witness Whereof, this Agreement is entered into by the undersigned parties as of the date first written above.

Very truly yours,

ENDWAVE CORPORATION

		By:	/s/ Edward A. Keible, Jr.

Name: Edward A. Keible, Jr.
Title: President and Chief Executive Officer

Address: 776 Palomar Avenue
Sunnyvale, CA 94085
Facsimile: (408) 522-3102

OAK INVESTMENT PARTNERS XI, LIMITED PARTNERSHIP

By:	Oak Associates XI, LLC,
its general partner

By:	/s/ Bandel L. Carano

Name:	Bandel L. Carano
Title:	Managing Member

Address: 525 University Avenue, Suite 1300
Palo Alto, CA 94301
Facsimile: (650) 328-6345

EXHIBIT A
FORM OF CERTIFICATE OF DESIGNATION

EXHIBIT B
FORM OF WARRANT